BB 3/5

[redacted]

13011102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., #910
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kim & Lee Corporation, CPAs
(Name – *if individual, state last, first, middle name*)

3600 Wilshire Blvd, Suite 1814 (Address) Los Angeles (City), CA (State) 90010 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Stewart M. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP Capital Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1. ~~__________~~
2. ~~__________~~
3. ~~__________~~
4. ~~__________~~
5. ~~__________~~
6. ~~__________~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2013, by

Date Month Year

(1) STEWART M. KIM,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JESUS LOPEZ
Commission # 1952841
Notary Public - California
Los Angeles County
My Comm. Expires Sep 18, 2015

Place Notary Seal Above

Signature [signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2-28-2013 Number of Pages: 20

Signer(s) Other Than Named Above: 1

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

WITH

INDEPENDENT AUDITORS' REPORT

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

CONTENTS **PAGE**

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

INDEPENDENT AUDITORS' REPORT

To the Member
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)
Los Angeles, California

Report on the Financial Statements

We have audited the accompanying balance sheets of PGP Capital Advisors, LLC as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.1 Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Kim & Lee

Los Angeles, California
February 26, 2013

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

ASSETS

		2012		2011
CURRENT ASSETS				
Cash and cash equivalents	$	136,368	$	77,591
Accounts receivable		–		23,000
Prepaid expenses		9,533		–
Due from parent (Note 2)		65,388		50,640
Total current assets		211,289		151,231
TOTAL ASSETS	$	211,289	$	151,231

LIABILITIES AND MEMBER'S EQUITY

		2012		2011
CURRENT LIABILITIES				
Accounts payable	$	27,060	$	12,779
Unearned revenue (Note 3)		50,000		50,000
Total current liabilities		77,060		62,779
MEMBER'S EQUITY		134,229		88,452
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	211,289	$	151,231

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

		2012		2011
REVENUE				
Fee income	$	447,526	$	536,566
OPERATING EXPENSES				
Salaries and wages		208,994		262,071
Payroll taxes		16,755		20,593
Bad debt expense		5,000		–
Employee benefit		49,813		46,302
Consulting expense		80,248		107,800
Donation		8,750		4,500
Equipment rental		5,656		6,170
Insurance expense		1,417		4,039
License and taxes		10,738		4,506
Meals and entertainment		46,857		56,712
Office expense		9,063		7,987
Professional fees		21,385		30,288
Regulatory fees and expenses		11,713		22,242
Rent expense		82,652		81,770
Research expense		29,000		35,042
Telephone		9,714		14,194
Travel		41,870		32,035
Utilities		10,147		7,220
Other expense		7,527		2,450
Total operating expenses		657,299		463,257
LOSS FROM OPERATIONS		(209,773)		(209,355)
OTHER INCOME				
Interest income (expense), net		(97)		392
Other income		31,447		13,053
Total other income		31,350		13,445
LOSS BEFORE INCOME TAX PROVISION		(178,423)		(195,910)
PROVISION FOR INCOME TAXES (NOTE 1)		800		800
NET LOSS	$	(179,223)	$	(196,710)

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

BEGINNING BALANCE, JANUARY 1, 2011	$ 10,675
Contributions	274,487
Net loss	(196,710)
ENDING BALANCE, DECEMBER 31, 2011	88,452
Contributions	225,000
Net loss	(179,223)
ENDING BALANCE, DECEMBER 31, 2012	$ 134,229

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (179,223)	$ (196,710)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	5,000	–
Changes in operating assets		
Account receivable	18,000	(23,000)
Prepaid expense	(9,533)	–
Due from parent	(14,748)	(50,640)
Changes in operating liabilities:		
Accounts payable	14,281	5,896
Unearned revenue	–	50,000
Due to Parent	–	31,970
Total adjustments	13,000	14,226
Cash used in operating activities	(166,223)	(182,484)
CASH FLOWS FROM FINANING ACTIVITIES:		
Contribution from Parent	225,000	235,000
CHANGE IN CASH AND EQUIVALENTS	58,777	52,516
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	77,591	25,075
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 136,368	$ 77,591
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for Income taxes	$ 800	$ 800
Cash paid for interest expense	$ 283	$ –
NON-CASH FINANCING TRANSACTION:		
Conversion of accounts payable to capital	$ –	$ 39,487

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly Pacific Gemini Partners, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of PGP Capital Advisors, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities - PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

Income Taxes - The Company is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the member of the Company. The Company recorded $800 in California state taxes for the years ended December 31, 2012 and 2011.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - In accordance with FASB ASC Topic No. 855, Subsequent Events, the Company evaluated subsequent events for recognition or disclosure through February 26, 2013, the date the accompanying financial statements were issued.

Note 2 - Related Party Transactions and Expense Sharing Agreement

The Company has entered into an expense sharing agreement (the "Agreement") with the Parent whereby the Company shares certain percentages of common expenses with the Parent, as specified in the Agreement. The total amounts allocated for operating expenses from the Parent to the Company totaled approximately $227,000 and $288,000 and allocated operating expenses from the Company to the Parent totaled approximately $42,000 and $53,000 for the years ended December 31, 2012 and 2011. The amount due from the Parent pursuant to the Agreement totaled approximately $15,388 and $640, respectively, at December 31, 2012 and 2011.

As of December 31, 2011, the Company had a receivable of $50,000 from the Parent. The receivable was paid on March 12, 2012.

Note 3 – Subsequent Event

The Company had received service fee of $50,000 in 2011 as a pre-closing payment in relation to certain investment banking services, and had recorded the amount as unearned revenue. The transaction that the Company assisted did not consummate by the prescribed date, and therefore, the fee is to be returned to the payer.

On January 1, 2013, the amount was converted to a note, which is due on January 1, 2020 bearing interest at 6% per year. The due date of the payment is accelerated if certain events that are defined in the note take place.

SUPPLEMENTAL INFORMATION

PGP CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 AND 2011

	2012	2011
Net Capital:		
Total member's equity	$ 134,229	$ 88,452
Total member's equity qualified for net capital	134,229	88,452
Deductions:		
Non-allowable assets	74,921	73,640
Tentative net capital	59,308	14,812
Net capital	$ 59,308	$ 14,812
Aggregate indebtedness:		
Items included in statement of financial condition	77,060	$ 62,779
Total aggregate indebtedness	$ 77,060	$ 62,779
Computation of basic net capital requirement:		
Minimum net capital required	$ 5,137	$ 5,000
Excess capital	$ 54,171	$ 9,812
Ratio: aggregate indebtedness to capital	129.93%	423.84%
Reconciliation with Company's computation (included in Part II-A of Form X-17a-5):		
Net capital as reported in Company's Part II-A (unaudited) Focus Report	$ 59,308	$ 50,677
Audit adjustment to record due from parent which is a non-allowalbe asset		(50,000)
Other adjustment, net		14,135
Net capital per above	$ 59,308	$ 14,812

PGP CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 AND 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012 AND 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2012 AND 2011

Not Applicable

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member of
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements of PGP Capital Advisors, LLC as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kim & Lee

Los Angeles, California
February 26, 2013